UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

MIMEDX GROUP, INC.
(Name of Registrant as Specified in Its Charter)

PRESCIENCE PARTNERS, LP PRESCIENCE POINT SPECIAL OPPORTUNITY LP PRESCIENCE CAPITAL, LLC PRESCIENCE INVESTMENT GROUP, LLC EIAD ASBAHI RICHARD J. BARRY M. KATHLEEN BEHRENS WILSEY, PH. D. K. TODD NEWTON
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 24, 2019

PRESCIENCE PARTNERS, LP

___________________, 2019

Dear Fellow Shareholder:

Prescience Partners, LP and the other participants in this solicitation (collectively, “Prescience”, “we” or “our”) are the beneficial owners of an aggregate of 10,918,335 shares of common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Company”), constituting approximately 9.9% of the shares of Common Stock outstanding.

We believe meaningful change to the composition of MiMedx’s Board of Directors (the “Board”) is necessary at this critical juncture in order to unlock value and ensure that the Company is being run in a manner consistent with your best interests. MiMedx and its shareholders deserve a fresh start toward a brighter future. While we have engaged in discussions with the Board in an effort to effect stronger oversight for MiMedx, we have come to the inescapable conclusion that this situation calls for changes to the Board. In our view, a refreshed Board, with highly-qualified members that are free of any attachment to past actions or legacy issues, would be best positioned to appropriately represent the interests of all shareholders of the Company and take the steps required to put MiMedx on the right path for unlocking substantial shareholder value.

We are seeking your support for the election of our director nominees to the Board at the upcoming annual meeting of shareholders scheduled to be held at [____], on June 17, 2019 at [_:__ _.m., EDT] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are nominating director candidates for election to the Board because we believe our slate of nominees possesses the relevant healthcare experience and skillsets to turn around the Company. The individuals that we have nominated have zero attachment to the Company’s past actions and legacy issues, and stand fully committed to unlocking the Company's full potential.

We believe the potential for MiMedx's future is exciting as a biopharmaceutical company pioneering highly-effective, innovative products for advanced wound care and therapeutic biologic applications at a time when the healthcare marketplace is desperate for breakthrough solutions that deliver effective care at a reasonable cost. Yet, this potential has been jeopardized by alleged wrongdoing by former members of MiMedx’s management, which has led to alleged accounting irregularities, severe operational challenges, regulatory investigations and corporate instability, which activities we believe the Board did not effectively monitor or prevent. We believe that the Board will benefit from our nominees’ depth of expertise and demonstrated experience in value creation.

The Company has a classified Board, which is currently divided into three classes. Based on publicly available information as of the date of this filing, we anticipate that the terms of three Class II directors expire at the Annual Meeting. A shareholder group consisting of Parker H. Petit, David J. Furstenberg, and Shawn P. George (the “Petit Group”) has nominated its own set of director candidates for election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect only our nominees, in opposition to any other Class II directors or other nominees that are up for election at the Annual Meeting. The enclosed Proxy Statement is soliciting proxies to elect only our slate of nominees. If elected, our nominees will constitute a minority on the Board, and there can be no guarantee that our nominees will be able to implement any actions that they may believe are necessary to unlock shareholder value.

We urge you to carefully consider the information contained in the enclosed Proxy Statement and support our efforts by signing, dating and returning the enclosed BLUE proxy card today.

The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ____________, 2019.

THIS SOLICITATION IS BEING MADE BY PRESCIENCE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.

If you have already voted for the incumbent management slate or for the slate put forth by the Petit Group, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Eiad Asbahi

Eiad Asbahi
Prescience Investment Group, LLC

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Prescience’s proxy materials,

please contact:

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 24, 2019

ANNUAL MEETING OF SHAREHOLDERS
OF
MIMEDX GROUP, INC.

_________________________

PROXY STATEMENT
OF
PRESCIENCE PARTNERS, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Prescience Partners, LP, a Delaware limited partnership (“Prescience Partners”), and the other participants in this solicitation (collectively, “Prescience”, “we” or “our”) are significant shareholders of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Company”), who collectively beneficially own an aggregate of 10,918,335 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, which, based on publicly available information, represents approximately 9.9% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) needs to be meaningfully reconstituted with new, independent directors who possess relevant skillsets and demonstrated healthcare experience to turn around the Company, and who are free of any attachment to past actions or legacy issues. We are seeking your support at the upcoming annual meeting of shareholders scheduled to be held at [______], on June 17, 2019 at [_:__ _.m.] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Prescience Partners’ director nominees, Richard J. Barry, M. Kathleen Behrens Wilsey, Ph.D. and K. Todd Newton (each a “Nominee” and, collectively, the “Nominees”), to serve as Class II directors;
2.	[To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers;]
3.	[To ratify the appointment of [___] as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 20__; and]
4.	To consider and act upon such other matters as may properly come before the Annual Meeting.

We anticipate that at least three Class II directors will be up for election at the Annual Meeting. We are seeking your support to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees or the nominees of any other third party. A shareholder group consisting of Parker H. Petit, David J. Furstenberg, and Shawn P. George (the “Petit Group”) has nominated its own set of director candidates for election at the Annual Meeting. You can only vote for the Company’s nominees or the nominees of any other third party by signing and returning any proxy card that may be provided by the Company or such other third party, respectively. As of the date of this Proxy Statement, the Company’s proxy statement has not yet been filed with the SEC. The proposal numbers in this Proxy Statement may not correspond to the proposal numbers that will be used in the Company’s proxy statement. Certain information in this Proxy Statement will be updated after the Company’s proxy statement is filed. Your vote to elect our Nominees will have the legal effect of replacing three Class II incumbent directors with our Nominees. Even if all of our Nominees are elected, they will constitute a minority of the Board, and there can be no assurance that any actions or proposed changes by our Nominees will be adopted or supported by the Board. However, we believe the election of our Nominees would represent a critical step in the right direction for enhancing long-term value at the Company.

Prescience Partners, Prescience Point Special Opportunity LP, a Delaware limited partnership (“Prescience Point”), Prescience Capital, LLC, a Delaware limited liability company (“Prescience Capital”), and Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC, a Louisiana limited liability company (“Prescience Management”) and Eiad Asbahi (collectively, “Prescience Investment”) are deemed participants in this proxy solicitation, together with the Nominees.

The Company has set the close of business on [May 9], 2019 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 1775 West Oak Commons Ct., NE, Marietta, Georgia 30062. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding. Once the Company publicly discloses the number of shares of Common Stock outstanding as of the Record Date, Prescience intends to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

We urge you to carefully consider the information contained in the Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ____________, 2019.

As of the Record Date, the participants in this solicitation collectively beneficially own 10,918,335 shares of Common Stock (the “Prescience Group Shares”). We intend to vote all of the Prescience Group Shares FOR the election of our Nominees, [[FOR/AGAINST] the approval of the non-binding advisory vote on the compensation of the Company’s named executive officers] and [FOR] the ratification of the selection of [___] as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 20__], as described herein.

This Proxy Statement and BLUE proxy card are first being furnished to the Company’s shareholders on or about [___], 2019.

THIS SOLICITATION IS BEING MADE BY PRESCIENCE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.

WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH PRESCIENCE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

PRESCIENCE URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

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IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD OR BY ANY OTHER THIRD PARTY, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our BLUE proxy card are available at http://www.healmimedx.com.

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Prescience urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Prescience’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Prescience, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company or from the Petit Group. Even if you return the management proxy card or the Petit Group party proxy card marked “withhold” as a protest against the incumbent directors or any director candidates nominated by the Petit Group, respectively, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Prescience’s proxy materials,

please contact:

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of the material events leading up to this proxy solicitation:

•	On December 27, 2016, the Company issued a press release stating that the Audit Committee of the Board (the “Audit Committee”) was conducting an extensive internal investigation regarding allegations made against the Company by two former employees, alleging that the Company engaged in fraudulent business and revenue recognition practices.
•	On March 1, 2017, the Company issued a press release stating that the Audit Committee had completed its internal investigation and determined that the Company had appropriately recognized revenue, and found no credible evidence to indicate that any changes to the Company's previously issued financial statements were necessary.
•	On March 2, 2018, the Company filed its first Notice of Late Filing with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the Company’s inability to timely file its Form 10-K following the disclosure of accounting irregularities the Company discovered in its records dating back until 2012.
•	On May 10, 2018, the Company filed its second Notice of Late Filing with the SEC notifying the SEC of the Company’s inability to timely file its Form 10-Q.
•

On June 7, 2018, the Company filed a Form 8-K with the SEC stating that, on June 6, 2018, the Audit Committee concluded that the Company’s previously issued consolidated financial statements and financial information relating to each of the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, and each of the interim periods within such years, along with the unaudited condensed consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, should be restated.

•	On August 13, 2018, the Company filed a third Notice of Late Filing with the SEC notifying the SEC of the Company’s inability to file another Form 10-Q.
•	On November 7, 2018, the Company filed a Form 8-K announcing that, on November 6, 2018, the Company received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that Nasdaq would suspend trading in the Company’s common stock at the opening of business on November 8, 2018, due to the Company’s continued failure to comply with SEC reporting obligations and Nasdaq listing rules. In addition, the Form 8-K stated that Nasdaq intended to file a Form 25 with the SEC to effect the delisting after the applicable Nasdaq appeal and review periods expired. The Company stated that it did not intend to appeal the delisting.
•	On December 5, 2018, the Company issued a series of three press releases, announcing (i) an organizational realignment program, which included a 24% reduction to the Company’s total workforce, (ii) the resignation of Ernst & Young as the Company’s outside auditor on December 4, 2018 and (iii) leadership changes and promotions.
•	On January 8, 2019, Prescience Investment issued a research report outlining why it believed the Company is significantly undervalued, and that, with the proper Board and management in place, Prescience Investment believed the Company’s share price has the potential to appreciate significantly as the Company returns to growth and realizes the value of its attractive pipeline of late-stage clinical trials.
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•	On February 13, 2019, Prescience Investment filed a Schedule 13G with the SEC, disclosing a 7.6% interest in the Company.
•	On February 26, 2019, Nasdaq filed a Form 25 announcing that it would be delisting the Company’s common stock due to its continued failure to comply with SEC reporting obligations and Nasdaq listing rules. The delisting became effective 10 days later, on March 8, 2019.
•

On April 2, 2019, Prescience Investment filed a Schedule 13D with the SEC disclosing ownership of approximately 7.3% of the Company’s outstanding shares of Common Stock. In the Schedule 13D, Prescience Investment disclosed that it has engaged, and expected to continue to engage, in constructive discussions with the Board and management regarding the composition of the Board and means to enhance shareholder value. Further, Prescience Investment disclosed that it intended to preserve its right to nominate a slate of director nominees for election to the Board at the Annual Meeting due to concerns that shareholders have not had an opportunity to elect directors in more than two years.

•	On April 10, 2019, Eiad Asbahi, founder and Managing Member of Prescience Management, sent an e-mail to the Company’s Corporate Secretary requesting (the “Request”) a copy of the Company’s form of director questionnaire and form of representation and agreement (“the Materials”), pursuant to the Company’s Bylaws. In the e-mail, Mr. Asbahi requested that the Company forward the materials no later than the close of business on April 12, 2019, and provided that the first “public announcement” of the annual meeting of shareholders would likely soon be forthcoming, and thereby trigger the 10-day window for shareholders to submit valid director nominations as provided under the Bylaws. In addition, Mr. Asbahi noted the constructive dialogue between Prescience Investment and the Board, and stated that Prescience Investment looked forward to continuing such dialogue. Mr. Asbahi further stated that the Board should not view the Request as anything other than an exercise by Prescience Investment to preserve its rights as a shareholder.
•	On April 16, 2019, the Company delivered, through its legal counsel, the Materials to Prescience Investment by e-mail.
•	On April 26, 2019, the Company filed a Form 8-K with the SEC announcing that the Circuit Court for the Second Judicial Circuit in and for Leon County, Florida ordered the Company to hold its 2018 annual meeting of shareholders on June 17, 2019, and that shareholder proposals or nominations submitted under the Bylaws for such meeting were due on or before May 6, 2019.
•	On April 29, 2019, Mr. Asbahi and Prescience Investment’s advisors met with certain members of the Company’s Board, as well as the Company’s legal counsel, to engage in follow-up discussions regarding, among other things, potential changes to the composition of the Board.
•	On May 6, 2019, Prescience, through its legal counsel, delivered a letter (the “Nomination Letter”) to the Company nominating Richard J. Barry, M. Kathleen Behrens Wilsey, Ph. D., Melvin L. Keating and K. Todd Newton for election to the Board at the Annual Meeting.
•

On May 7, 2019, Prescience issued a press release and open letter to shareholders announcing its delivery of the Nomination Letter. Prescience further stated, among other things, its belief that the Company’s future is exciting as a biopharmaceutical company pioneering highly-effective, innovative products for wound care applications at a time when the healthcare marketplace is desperate for breakthrough solutions that deliver effective care at a reasonable cost, but that this potential has been jeopardized by years of ineffective oversight by the Board, in addition to alleged wrongdoing by former members of the Company’s management, which has led to alleged accounting irregularities, severe operational challenges, regulatory investigations and corporate instability.

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•	Also, on May 7, Prescience delivered to the Company a demand to inspect the Company’s shareholder list pursuant to Florida law.
•	On May 8, 2019, Prescience filed an amendment to its Schedule 13D with the SEC, disclosing the delivery of the Nomination Letter and disclosing that Prescience Investment and the Nominees collectively beneficially own in the aggregate approximately 9.9% of the Company’s outstanding shares of Common Stock.
•	On May 10, 2019, the Petit Group filed a preliminary proxy statement with the SEC in connection with its solicitation of proxies to elect a slate of three director nominees to the Board, which has since been revised.

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REASONS FOR THE SOLICITATION

ENOUGH IS ENOUGH — IT IS TIME FOR CHANGE AT MIMEDX

MiMedx Requires Immediate and Significant Leadership Change

We believe the potential for MiMedx's future is exciting as a biopharmaceutical company pioneering highly-effective, innovative products for wound care applications at a time when the healthcare marketplace is desperate for breakthrough solutions that deliver effective care at a reasonable cost. Yet, this potential has been jeopardized by alleged wrongdoing by former members of MiMedx’s management, which has led to alleged accounting irregularities, severe operational challenges, regulatory investigations and corporate instability, which activities we believe the Board did not effectively monitor or prevent.

MiMedx and its shareholders deserve a fresh start toward a brighter future. While we have engaged in discussions with the Board in an effort to effect stronger oversight for MiMedx, we have come to the inescapable conclusion that this situation calls for changes to the Board and that we must take steps on our own to effect such long overdue changes. We believe a refreshed Board, with highly-qualified members who are free of any attachment to past actions or legacy issues, would be best positioned to appropriately represent the interests of all shareholders of the Company and take the steps required to put MiMedx on the right path for unlocking substantial shareholder value.

We believe MiMedx is substantially undervalued, and with the proper leadership in place, we expect its share price will appreciate significantly as the Company returns to growth and realizes the value of its attractive pipeline of late-stage clinical trials.

We Believe Our Slate of Nominees Possesses the Relevant Healthcare Experience and Skillsets to Turn Around the Company

In our view, it is paramount that shareholders have immediate representation in the boardroom to ensure their best interests are protected as the Board makes key strategic decisions regarding the Company's future. We believe our candidates are best situated to appropriately serve this function, given their true independence, deep experience and relevant qualifications. MiMedx has a bright future, with significant value to be unlocked, once the Company can get past this unfortunate period of legacy distraction and entrenchment. We believe our Nominees will help MiMedx achieve its potential and create value for all shareholders by offering:

•	Immense Credibility and Reputational Capital Based on Decades of Executive and Board Experience
•	Demonstrated Public Company Turnaround and Restatement Experience as Executives and Board Members
•	Extensive Healthcare and BioPharma Experience and Relationships Developed as Leaders of Healthcare and Biopharmaceutical Companies
•	Commitment to Ethical, Sound Governance
•	Freedom from Attachment to Past Actions or Legacy Issues

Our Nominees Have No Attachment to Past Actions and Stand Fully Committed to Unlocking the Company's Full Potential

Our slate of candidates gives shareholders a compelling choice of nominees who have highly relevant skillsets and, importantly, no past attachments to the Company's continuing legacy issues. We believe it is vital for shareholders to consider the high caliber of our Nominees, who possess the demonstrated experience, knowledge and ability to address the long-term value destruction that has occurred during the tenure of the current Board and former management team. Our Nominees stand ready to lead the Company to a better future for patients, health care professionals, and MiMedx's employees, consistent with the best interests of shareholders.

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We are monitoring the litigation in Florida and reserve our right to either increase or decrease the size of our slate depending on the number of directors that will ultimately stand for election at the Annual Meeting. We believe that MiMedx shareholders deserve to elect a majority of the Board without further delay, and, as a result, both Class II and Class III directors should stand for election at the upcoming Annual Meeting.

Our Nominees include:

Richard J. Barry (age 60), has served as a director of Elcelyx Therapeutics, Inc., a private pharmaceutical company, since February 2013 and has served as a Managing Member of GSM Fund, LLC, a fund established for the sole purpose of investing in Elcelyx Therapeutics, since February 2013. Earlier in his career, he was a founding member of Eastbourne Capital Management LLC, a large equity hedge fund investing in a variety of industries, including health care, and served as the Managing General Partner and Portfolio Manager from 1999 to its close in 2010. Prior to that, he was a Portfolio Manager and Managing Director of Robertson Stephens Investment Management, an investment company, from 1995 until 1999. Before that, Mr. Barry spent over 13 years in various roles in institutional equity and investment management firms, including Lazard Freres, Legg Mason and Merrill Lynch. Mr. Barry has served as a director of Sarepta Therapeutics, Inc. (SRPT), a genetic medicine company, since June 2015, and he has been a Partner and Advisory Board member of the San Diego Padres since 2009. Mr. Barry served as an Advisory Board member for the Schreyer Honors College at Pennsylvania State University from June 2013 until June 2016. Mr. Barry previously served as a director of Cluster Wireless, LLC, a software company, from 2011 until 2014, and of BlackLight Power, Inc. (n/k/a Brilliant Light Power, Inc.), an energy research company, from 2009 until 2010. Mr. Barry holds a B.A. from Pennsylvania State University.

M. Kathleen Behrens Wilsey, Ph.D. (age 66), has served as a member of the board of directors of each of Sarepta Therapeutics, Inc. (SRPT), a multi-billion dollar medical research and drug development company focused on the discovery and development of unique RNA-targeted therapeutics for the treatment of rare neuromuscular diseases, since March 2009 (Chairwoman of the Board since April 2015) and IGM Biosciences, Inc., a privately held biotechnology company, since January 2019. Dr. Behrens Wilsey has worked as an independent life sciences consultant and investor since December 2009. She served as the Co-Founder, President, Chief Executive Officer and as a director of the KEW Group Inc., a private oncology services company, from January 2012 until June 2014. Earlier in her career, Dr. Behrens Wilsey served as a general partner for selected venture funds for RS Investments, a mutual fund firm, from 1996 until December 2009. While Dr. Behrens Wilsey worked at RS Investments, from 1996 to 2002, she served as a managing director at the firm and, from 2003 to December 2009, she served as a consultant to the firm. During that time, Dr. Behrens Wilsey also served as a member of the President's Council of Advisors on Science and Technology (PCAST), from 2001 to 2009 and as chairwoman of PCAST's Subcommittee on Personalized Medicine, as well as the President, director and chairwoman of the National Venture Capital Association, an organization that advocates for public policy that supports the American Entrepreneurial ecosystem, from 1993 until 2000. Prior to that, she served as a general partner and managing director for Robertson Stephens & Co., an investment company, from 1983 through 1996. She served as a director of Amylin Pharmaceuticals, Inc. (formerly AMLN), a biopharmaceutical company, from 2009 until the company's sale in 2012 to Bristol-Myers Squibb Co. Prior to that, she served on the Board of Directors Abgenix, Inc. (formerly ABGX), a biopharmaceutical company, from 2001 until the company was sold to Amgen, Inc. in 2006. From 1997 to 2005, Dr. Berens was a director of the Board on Science, Technology and Economic Policy for the National Research Council. Dr. Behrens Wilsey was also a Co-Founder of the Coalition for 21st Century Medicine, a trade association for new generation diagnostics companies Dr. Behrens Wilsey holds a B.S. in Biology and a Ph.D. in Microbiology from the University of California, Davis.

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K. Todd Newton (age 56), has, since 2014, served as Chief Executive Officer and a member of the Board of Directors of Apollo Endosurgery, Inc. (APEN), a leader in the field of gastrointestinal therapeutic endoscopy. From 2009 to 2014, Mr. Newton served as Executive Vice President and Chief Financial Officer at ArthroCare Corporation (ARTC), a medical device company, including from 2013 as Chief Operating Officer. Prior to his leadership at ArthroCare, Mr. Newton served in a number of executive officer roles, including President and Chief Executive Officer, at Synenco Energy, Inc., a Canadian oil sands company. From 1994 to 2004, Mr. Newton was a Partner at Deloitte & Touche LLP. Mr. Newton holds a B.B.A. in accounting from the University of Texas at San Antonio.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors, and the Company currently has a classified Board, which is divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of shareholders. We are seeking your support at the Annual Meeting to elect our Nominees, Richard J. Barry, M. Kathleen Behrens Wilsey and K. Todd Newton, as Class II directors in opposition to any other Class II nominees that are up for election at the Annual Meeting. Based on publicly available information and to the best of our knowledge, we believe that three Class II directors have terms expiring the Annual Meeting. If no more than three directors stand for election at the Annual Meeting, we intend to withdraw one of our Nominees.

Your vote to elect our Nominees will have the legal effect of replacing three Class II incumbent directors with our Nominees. If elected, our Nominees will constitute a minority of the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for at least the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Richard J. Barry, age 60, has served as a director of Elcelyx Therapeutics, Inc., a private pharmaceutical company, since February 2013 and has served as a Managing Member of GSM Fund, LLC, a fund established for the sole purpose of investing in Elcelyx Therapeutics, since February 2013. Earlier in his career, he was a founding member of Eastbourne Capital Management LLC, a large equity hedge fund investing in a variety of industries, including health care, and served as the Managing General Partner and Portfolio Manager from 1999 to its close in 2010. Prior to that, he was a Portfolio Manager and Managing Director of Robertson Stephens Investment Management, an investment company, from 1995 until 1999. Before that, Mr. Barry spent over 13 years in various roles in institutional equity and investment management firms, including Lazard Freres, Legg Mason and Merrill Lynch. Mr. Barry has served as a director of Sarepta Therapeutics, Inc. (NASDAQ: SRPT), a genetic medicine company, since June 2015, and he has been a Partner and Advisory Board member of the San Diego Padres since 2009. Mr. Barry served as an Advisory Board member for the Schreyer Honors College at Pennsylvania State University from June 2013 until June 2016. Mr. Barry previously served as a director of Cluster Wireless, LLC, a software company, from 2011 until 2014, and of BlackLight Power, Inc. (n/k/a Brilliant Light Power, Inc.), an energy research company, from 2009 until 2010. Mr. Barry holds a B.A. from Pennsylvania State University.

Prescience believes that Mr. Barry’s extensive experience in the financial sector and significant knowledge of the pharmaceutical industry make him a well-qualified candidate for the Board.

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M. Kathleen Behrens Wilsey, Ph.D., age 66, has worked as an independent life sciences consultant and investor since December 2009. Dr. Behrens Wilsey served as the Co-Founder, President, Chief Executive Officer and as a director of the KEW Group Inc., a private oncology services company, from January 2012 until June 2014. Earlier in her career, Dr. Behrens Wilsey served as a general partner for selected venture funds for RS Investments, a mutual fund firm, from 1996 until December 2009. While Dr. Behrens Wilsey worked at RS Investments, from 1996 to 2002, she served as a managing director at the firm and, from 2003 to December 2009, she served as a consultant to the firm. During that time, Dr. Behrens Wilsey also served as a member of the President’s Council of Advisors on Science and Technology (PCAST), from 2001 to 2009 and as chairwoman of PCAST’s Subcommittee on Personalized Medicine, as well as the President, director and chairwoman of the National Venture Capital Association, an organization that advocates for public policy that supports the American Entrepreneurial ecosystem, from 1993 until 2000. Prior to that, she served as a general partner and managing director for Robertson Stephens & Co., an investment company, from 1983 through 1996. Dr. Behrens Wilsey has served as a member of the Board of Directors of each of Sarepta Therapeutics, Inc. (NASDAQ: SRPT), a medical research and drug development company, since March 2009 (Chairwoman of the Board since April 2015) and IGM Biosciences, Inc., a privately held biotechnology company, since January 2019. She served as a director of Amylin Pharmaceuticals, Inc. (formerly NASDAQ: AMLN), a biopharmaceutical company, from 2009 until the company’s sale in 2012 to Bristol-Myers Squibb Co. Prior to that, she served on the Board of Directors Abgenix, Inc. (formerly NASDAQ: ABGX), a biopharmaceutical company, from 2001 until the company was sold to Amgen, Inc. in 2006. From 1997 to 2005, Dr. Berens was a director of the Board on Science, Technology and Economic Policy for the National Research Council. Dr. Behrens Wilsey was also a Co-Founder of the Coalition for 21st Century Medicine, a trade association for new generation diagnostics companies Dr. Behrens Wilsey holds a B.S. in Biology and a Ph.D. in Microbiology from the University of California, Davis.

Prescience believes that Dr. Behrens Wilsey’s substantial experience in the financial services and biotechnology sectors, as well as in healthcare policy, makes her a well-qualified candidate for the Board.

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K. Todd Newton, age 54, has served as Chief Executive Officer and as a member of the board of directors of Apollo Endosurgery, Inc. (NASDAQ: APEN), a medical device company, since July 2014. Earlier in his career, Mr. Newton served as Executive Vice President, Chief Financial Officer and Chief Operating Officer at ArthroCare Corporation (formerly NASDAQ: ARTC), a medical device company, from 2009 to June 2014. Prior to that, Mr. Newton served in a number of executive officer roles, including President and Chief Executive Officer and as a director, at Synenco Energy, Inc., a Canadian oil sands company, from 2004 until 2008. Mr. Newton was a Partner at Deloitte & Touche LLP, a professional services network and accounting organization, from 1994 to 2004. Mr. Newton holds a B.B.A. in accounting from The University of Texas at San Antonio.

Prescience believes that Mr. Newton’s significant experience in the medical device sector as well as executive leadership experience make him a well-qualified candidate for the Board.

The principal business address of Mr. Barry is 431 West Brown Street Birmingham, Michigan 48009. The principal business address of Dr. Behrens Wilsey is P.O. Box 1423 Ross, California 94957. The principal business address of Mr. Newton is 3107 Point O Woods Austin, Texas 78735.

As of the date hereof, Mr. Barry, as co-trustee of a certain trust for the benefit of him and his spouse, beneficially owns the 3,300,000 shares of Common Stock held in such trust.

As of the date hereof, Dr. Behrens Wilsey and Mr. Newton do not own beneficially or of record any securities of the Company and have not entered into any transactions in securities of the Company during the past two years.

Each of the Nominees specifically disclaims beneficial ownership with respect to the securities of the Company he or she does not directly own.

For information regarding purchases and sales during the past two years of the securities of the Company by the Nominees and the other participants in this solicitation (collectively, the “Group”), see Schedule I.

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On May 6, 2019, the Group entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (i) the members of the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (ii) the Group agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting, (iii) each of the Nominees agreed to provide Prescience advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company of which he or she has, or would have, direct or indirect beneficial ownership so that Prescience has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by the Nominees, (iv) each of the Nominees agreed that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Prescience, and (v) Prescience agreed to pay directly all pre-approved expenses in connection with the Solicitation (as defined below).

On April 2, 2019, the members of Prescience Investment entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which they agreed to the joint filing on behalf of each of them of a Schedule 13D (and amendments thereto) with respect to shares of Common Stock of the Company.

Each of the Nominees has signed a power of attorney (“Power of Attorney”), pursuant to which Eiad Asbahi and Jay Yoon were appointed as attorney-in-fact to execute on behalf of each Nominee certain SEC filings and other documents in connection with the Solicitation.

Each of Mr. Barry and Dr. Behrens Wilsey currently serves as a member of the board of directors of Sarepta Therapeutics, Inc. (“Sarepta”), and Dr. Behrens Wilsey serves as the Chair of the Sarepta Board. Dr. Behrens Wilsey was initially appointed to the board of directors of Sarepta (formerly AVI Biopharma, Inc.) in connection with an investment in Sarepta in 2009 from a fund managed by Mr. Barry. In addition, this same fund nominated Dr. Behrens Wilsey for election to the board of directors of Amylin Pharmaceuticals, Inc., to which she was subsequently elected. Dr. Behrens Wilsey was also an investor in this fund, which was closed in 2010.

We believe that each Nominee presently is, and if elected as a director of the Company, each Nominee would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. However, under the NASDAQ listing rules, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or will not serve for good cause, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size, increases the number of directors whose terms expire at the Annual Meeting, or reconstitutes or reconfigures the classes on which the current directors serve.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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[PROPOSAL NO. 2

NON-BINDING ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should ask shareholders to indicate their support for the compensation of the Company’s executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s executive officers and the philosophy, policies and practices described in the Company’s proxy statement. We anticipate that the Board will be asking shareholders to vote for the following resolution:

“RESOLVED, that shareholders approve the compensation of the Company’s named executive officers, including the Company’s compensation philosophy, policies and practices, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative executive compensation disclosure contained in the Company’s proxy statement.”

As we anticipate will be discussed in the Company’s proxy statement, the say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. As we anticipate will be discussed in the Company’s proxy statement, the shareholders’ advisory vote will not overrule any decision made by the Board or the Compensation Committee or create or imply any additional fiduciary duty by the directors. However, we anticipate that the Company will disclose that to the extent there is any significant vote against the named executive officer compensation as disclosed in the Company’s proxy statement, the Company will consider shareholders’ concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

[WE RECOMMEND A VOTE [“FOR/AGAINST”]/WE MAKE NO RECOMMENDATION WITH RESPECT TO] THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR/AGAINST”] THIS PROPOSAL.]]

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[PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should propose that the shareholders ratify the Audit Committee’s appointment of [___] as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 20[__]. Additional information regarding this proposal should be contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF [__] AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 20[__] AND INTEND TO VOTE OUR SHARES [“FOR”] THIS PROPOSAL.]

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VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Prescience believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of our Nominees, [[FOR/AGAINST] the approval of the non-binding advisory vote on the compensation of the Company’s named executive officers] and [FOR] the ratification of the selection of [__] as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 20__], as described herein.

This Proxy Statement is soliciting proxies to elect only our Nominees as Class II directors in opposition to any other Class II nominees that are up for election at the Annual Meeting. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees or with respect to the Petit Group’s nominees. The participants in this solicitation intend to vote the Prescience Group Shares in favor of the Nominees. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning any Company nominees and should refer to the Petit Group’s proxy statement for the names, backgrounds, qualifications and other information concerning any such nominees. There is no assurance that any of the Company’s nominees or any the Petit Group’s nominees will serve as a director if any or all of our Nominees are elected.

While we currently intend to vote all of the Prescience Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Prescience Group Shares for some or all of the Company’s nominees or the Petit Group’s nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. We would only intend to vote some or all of the Prescience Group Shares for some or all of the Company’s nominees or the Petit Group’s nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Prescience Group Shares we could help elect the Company nominees or the Petit Group nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

The presence, in person or by proxy, of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting and at any adjournments thereof. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present at the Annual Meeting. If a quorum is not present or represented at the Annual Meeting, the chairman of the meeting or the shareholders holding a majority of the shares of common stock present in person or represented by proxy, and entitled to vote, have the power to adjourn the meeting from time to time without notice, other than an announcement at the meeting, until a quorum is present or represented. Directors, officers and employees of the Company may solicit proxies for the reconvened meeting in person or by mail, telephone or telegram. At any such reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally scheduled.

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Votes cast in person or by proxy, abstentions and broker non-votes will be tabulated by the inspector of election and will be considered in the determination of whether a quorum is present at the Annual Meeting. The inspector of election will treat shares represented by executed proxies that abstain as shares that are present and entitled to vote for purposes of determining the approval of such matter; however, abstentions will not be counted as votes cast “for” or “against” any proposal and will have no effect on the voting results for any proposal.

Shares held by a broker as nominee (i.e., in “street name”) that are represented by proxies at the Annual Meeting, but that the broker fails to vote on one or more matters as a result of incomplete instructions from a beneficial owner of the shares (“broker non-votes”), will be treated as present for quorum purposes. Broker non-votes are counted for purposes of determining the presence of a quorum; however, they will not be counted as votes cast “for” or “against” any proposal and will have no effect on the voting results for any proposal. The election of directors is not considered a “routine” matter as to which brokers may vote in their discretion on behalf of clients who have not furnished voting instructions with respect to such matters. As a result, if you hold your shares in street name and do not provide your broker with voting instructions, your shares will not be voted at the Annual Meeting with respect to the election of directors. [The ratification of [__] as the Company’s independent registered public accounting firm is considered a “routine matter,” and therefore, brokers will have the discretion to vote on this matter even if they do not receive voting instructions from the beneficial owner of the shares.]

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If your shares are held in the name of your broker, a bank or other nominee, that party will give you instructions for voting your shares. If you do not give instructions to your bank or brokerage firm, it will not be allowed to vote your shares with respect to any of the proposals to be presented at the Annual Meeting. In the absence of voting instructions, shares subject to such so-called broker non-votes will not be counted as voted on those proposals and so will have no effect on the vote, but will be counted as present for the purpose of determining the existence of a quorum. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The election of directors will be determined by a plurality of the votes cast at the Annual Meeting in a contested election and a majority of the votes cast in non-contested elections. As a result of our nomination of the Nominees, we expect that the three (3) Class II nominees receiving the highest number of affirmative votes will be elected as the Class II directors. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither a withhold vote nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, withhold votes and broker non-votes will have no direct effect on the outcome of the election of directors.

The Company has majority voting in uncontested elections of directors, in which nominees for director shall be elected by a majority of the votes cast by the shares entitled to vote. In the event an incumbent director fails to receive a majority of the votes cast in an uncontested election, the director shall promptly tender his or her resignation to the Board. The Nominating and Corporate Governance Committee of the Board will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board, taking into account the recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept or reject such resignation, or what other action should be taken, within 100 days from the date of the certification of election results.

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The ratification of [__] as the Company’s independent registered public accounting firm would be approved if the votes cast by the holders of shares represented at the meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Prescience in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at MiMedx Group, Inc., 1775 West Oak Commons Ct. NE, Marietta, Georgia 30062 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Prescience in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Prescience. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of the Group have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Prescience has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Prescience will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 15 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Prescience. Costs of this solicitation of proxies are currently estimated to be approximately $[____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Prescience estimates that through the date hereof its expenses in connection with this solicitation are approximately $[____]. To the extent legally permissible, if Prescience is successful in its proxy solicitation, Prescience intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Prescience does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Prescience are participants in this solicitation. The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the SMAs (as defined below). The principal occupation of Mr. Asbahi is serving as the Managing Member of Prescience Management. The principal occupation of Mr. Barry is serving as a private, independent investor. The principal occupation of Dr. Behrens Wilsey is serving as an independent life sciences consultant and investor. The principal occupation of Mr. Newton is serving as the Chief Executive Officer of Apollo Endosurgery, Inc., a medical device company.

The address of the principal office of each of Prescience Partners, Prescience Point, Prescience Capital, Prescience Management and Mr. Asbahi is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806. The principal business address of Mr. Barry is 431 West Brown Street Birmingham, Michigan 48009. The principal business address of Dr. Behrens Wilsey is P.O. Box 1423 Ross, California 94957. The principal business address of Mr. Newton is 3107 Point O Woods Austin, Texas 78735.

As of the date hereof, Prescience Partners directly owns 4,888,652 shares of Common Stock. As of the date hereof, Prescience Point directly owns 1,845,539 shares of Common Stock.

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Prescience Capital, as the general partner of each of Prescience Partners and Prescience Point, beneficially owns the (i) 4,887,652 shares of Common Stock owned directly by Prescience Partners and (ii) 1,845,539 shares of Common Stock owned directly by Prescience Point. Prescience Management, as the investment manager and general partner of each of Prescience Partners and Prescience Point and certain separately managed accounts (the “SMAs”), beneficially owns the (i) 4,887,652 shares of Common Stock owned directly by Prescience Partners, (ii) 1,845,539 shares of Common Stock owned directly by Prescience Point and (iii) 884,144 shares of Common Stock held in the SMAs. Mr. Asbahi, as the Managing Member of Prescience Management, beneficially owns the (i) 4,887,652 shares of Common Stock owned directly by Prescience Partners, (ii) 1,845,539 shares of Common Stock owned directly by Prescience Point and (iii) 884,144 shares of Common Stock held in the SMAs. Mr. Barry, as co-trustee of a certain trust for the benefit of him and his spouse, is the beneficial owner of the 3,300,000 shares of Common Stock held in such trust.

Each participant in this solicitation is a member of the Group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group beneficially owns the 10,918,335 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Prescience Partners and Prescience Point and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

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On May 8, 2019, Prescience Management delivered the Litigation Letter to the Honorable Judges Kevin J. Carroll and Angela C. Dempsey of the Second Judicial Circuit Court for and in Leon County, Florida, in connection with the action commenced by the City of Hialeah Employees’ Retirement System seeking an order to compel the Company to hold an annual meeting at which members of the Board will be elected. In the Litigation Letter, Prescience Management requested that the Court grant the Plaintiff City of Hialeah Employees’ Retirement System’s motion for summary judgement and enter a final declaratory judgement in favor of the Plaintiff and against the Company and to order the Company to require the election of both Class II and Class III directors at the Annual Meeting. Prescience Management delivered the Litigation Letter based on its belief that shareholders deserve to elect a majority of the Company’s Board without further delay, and that both Class II and Class III directors should stand for election at the Annual Meeting.

Except as otherwise disclosed in this Proxy Statement, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Based on the Petit Group’s filings with the SEC, the Petite Group has nominated Parker H. “Pete” Petit, David J. Furstenberg, and Shawn P. George for election to the Board at the Annual Meeting. In addition, based on the Petit Group’s filings with the SEC, the Petite Group has submitted two other proposals to be voted on by shareholders at the Annual Meeting. One such proposal is to approve a resolution to require the Board to amend the Bylaws to require the Company to specify that the meeting date to elect the Company’s Class III directors in 2019 will take place on July 25, 2019. The other such proposal is to approve a resolution that would repeal any provision or amendment to the Bylaws adopted by the Board (and not by the shareholders of the Company) subsequent to October 3, 2018.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

Except as disclosed herein, Prescience is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Prescience is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

The Company has not yet publicly disclosed the deadline for shareholders to submit a proposal to be included in the Company’s proxy statement for its annual meeting of shareholders for fiscal 2019 (the “2019 Annual Meeting”) or the deadline to nominate a director or bring other business before the shareholders at the 2019 Annual Meeting. Once the Company publicly discloses these deadlines, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. Proposals of shareholders intended for inclusion in the Company’s proxy statement relating to the 2019 Annual Meeting must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC. To be timely, any proposal or nomination for director that a shareholder wishes to propose for consideration at the 2019 Annual Meeting, but does not seek to include in the Company’s proxy materials, must be delivered to the Secretary of the Company at the principal executive office of the Company no more than 190 days prior to such annual meeting nor less than the later of (i) 90 days prior to the date of such annual meeting and (ii) the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of the postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING based on reliance on Rule 14a-5(c). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.

If the Company does not distribute such information to shareholders at least 10 days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least 10 days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in or excerpted from the Company’s proxy statement and any other information disseminated by the Company. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Prescience Partners, LP

_________________, 2019
22

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

PRESCIENCE PARTNERS, LP

Purchase of Common Stock	360,000	08/17/2018
Purchase of Common Stock	360,000	08/22/2018
Purchase of Common Stock	146,775	08/24/2018
Purchase of September 21, 2018 Put Options ($2.50 Strike Price)[1]	665	08/24/2018
Purchase of Common Stock	225,000	08/27/2018
Purchase of Common Stock	75,000	08/28/2018
Purchase of Common Stock	137,911	08/31/2018
Purchase of Common Stock	43,733	09/04/2018
Purchase of Common Stock	262,500	09/05/2018
Purchase of Common Stock	200,625	09/10/2018
Purchase of Common Stock	220,000	09/12/2018
Purchase of October 19, 2018 Put Options ($2.50 Strike Price)	23,485	09/12/2018
Purchase of Common Stock	133,555	09/13/2018
Purchase of Common Stock	200,000	09/17/2018
Purchase of October 19, 2018 Put Options ($2.50 Strike Price)	3,688	09/17/2018
Purchase of Common Stock	200,000	09/20/2018
Sale of October 19, 2018 Put Options ($2.50 Strike Price)	(27,173)	09/21/2018
Purchase of Common Stock	162,324	09/24/2018
Purchase of Common Stock	100,000	11/05/2018
Purchase of Common Stock	20,000	11/08/2018
Purchase of Common Stock	400,000	11/12/2018
Purchase of Common Stock	97,830	11/15/2018
Purchase of Common Stock	180,000	11/16/2018
Purchase of Common Stock	247,500	11/19/2018
Purchase of Common Stock	215,000	11/21/2018
Purchase of Common Stock	10,100	11/30/2018
Purchase of Common Stock	108,475	12/03/2018
Purchase of Common Stock	35,000	12/14/2018
Purchase of Common Stock	137,600	12/18/2018
Purchase of Common Stock	225,000	12/19/2018
Purchase of Common Stock	412,500	12/20/2018

I-1

Purchase of Common Stock	312,888	12/24/2018
Purchase of Common Stock	116,508	12/26/2018
Purchase of Common Stock	266,250	12/27/2018
Purchase of Common Stock	285,750	12/28/2018
Purchase of Common Stock	219,421	12/31/2018
Purchase of Common Stock	212,729	01/02/2019
Purchase of Common Stock	118,000	01/03/2019
Purchase of Common Stock	177,000	01/04/2019
Purchase of Common Stock	44,200	01/07/2019
Sale of Common Stock	(242,324)	01/08/2019
Sale of Common Stock	(206,258)	01/10/2019
Sale of Common Stock	(47,746)	01/11/2019
Sale of Common Stock	(89,345)	01/14/2019
Sale of Common Stock	(630,000)	01/16/2019
Sale of Common Stock	(851,842)	01/17/2019
Sale of Common Stock	(180,000)	01/22/2019
Purchase of Common Stock	247,945	02/08/2019
Purchase of Common Stock	445,000	02/11/2019
Purchase of Common Stock	11,300	03/14/2019
Purchase of Common Stock	116,673	03/15/2019
Purchase of Common Stock	16,213	04/29/2019
Purchase of Common Stock	233,787	04/30/2019
Sale of Common Stock	(3,925)	05/02/2019
Sale of Common Stock	(600,000)	05/03/2019

PRESCIENCE POINT SPECIAL OPPORTUNITY LP

Purchase of Common Stock[2]	375,000	12/03/2018
Purchase of Common Stock	200,000	12/14/2018
Purchase of Common Stock	167,100	12/17/2018
Purchase of Common Stock	154,800	12/18/2018
Purchase of Common Stock	52,500	12/19/2018
Purchase of Common Stock	96,250	12/20/2018
Purchase of Common Stock	73,007	12/24/2018
Purchase of Common Stock	27,185	12/26/2018
Purchase of Common Stock	62,125	12/27/2018
Purchase of Common Stock	139,500	12/28/2018
Purchase of Common Stock	107,120	12/31/2018
Purchase of Common Stock	103,852	01/02/2019
Purchase of Common Stock	54,000	01/03/2019
Purchase of Common Stock	79,500	01/04/2019
Purchase of Common Stock	45,300	01/07/2019
Purchase of Common Stock	108,300	02/08/2019

I-2

PRESCIENCE INVESTMENT GROUP, LLC

Through the SMAs

Purchase of Common Stock	160,000	08/17/2018
Purchase of Common Stock	140,000	08/22/2018
Purchase of Common Stock	69,076	08/24/2018
Purchase of Common Stock	75,000	08/27/2018
Purchase of Common Stock	25,000	08/28/2018
Purchase of Common Stock	45,970	08/31/2018
Purchase of Common Stock	14,578	09/04/2018
Purchase of Common Stock	107,500	09/05/2018
Purchase of Common Stock	1,300	09/06/2018
Purchase of Common Stock	20,000	09/07/2018
Purchase of Common Stock	66,875	09/10/2018
Purchase of October 19, 2018 Put Options ($2.50 Strike Price)	1,532	09/13/2018
Purchase of October 19, 2018 Put Options ($2.50 Strike Price)	6,295	09/17/2018
Purchase of Common Stock	50,000	09/20/2018
Sale of October 19, 2018 Put Options ($2.50 Strike Price)	(7,827)	09/21/2018
Purchase of Common Stock	25,836	09/24/2018
Purchase of Common Stock	11,500	11/01/2018
Purchase of Common Stock	7,450	11/02/2018
Purchase of Common Stock	100,000	11/12/2018
Purchase of Common Stock	10,870	11/15/2018
Purchase of Common Stock	20,000	11/16/2018
Purchase of Common Stock	52,500	11/19/2018
Purchase of Common Stock	35,000	11/21/2018
Sale of Common Stock[2]	(375,000)	12/03/2018
Purchase of Common Stock	15,000	12/14/2018
Purchase of Common Stock	51,600	12/18/2018
Purchase of Common Stock	22,500	12/19/2018
Purchase of Common Stock	41,250	12/20/2018
Purchase of Common Stock	31,289	12/24/2018
Purchase of Common Stock	11,651	12/26/2018
Purchase of Common Stock	26,625	12/27/2018
Purchase of Common Stock	24,750	12/28/2018
Purchase of Common Stock	19,004	12/31/2018
Purchase of Common Stock	18,425	01/02/2019
Purchase of Common Stock	28,000	01/03/2019

I-3

Purchase of Common Stock	43,500	01/04/2019
Purchase of Common Stock	10,500	01/07/2019
Sale of Common Stock	(36,209)	01/08/2019
Sale of Common Stock	(30,820)	01/10/2019
Sale of Common Stock	(7,134)	01/11/2019
Sale of Common Stock	(13,350)	01/14/2019
Sale of Common Stock	(70,000)	01/16/2019
Sale of Common Stock	(94,649)	01/17/2019
Sale of Common Stock	(20,000)	01/22/2019
Purchase of Common Stock	43,755	02/08/2019
Purchase of Common Stock	55,000	02/11/2019
Purchase of Common Stock	50,002	03/15/2019

RICHARD J. BARRY

Through Trust

Purchase of Common Stock	71,456	08/01/2018
Purchase of Common Stock	138,245	08/01/2018
Purchase of Common Stock	6,478	08/02/2018
Purchase of Common Stock	100,000	08/03/2018
Purchase of Common Stock	100,000	08/03/2018
Purchase of Common Stock	83,821	08/09/2018
Purchase of Common Stock	74,107	08/10/2018
Purchase of Common Stock	100,000	08/14/2018
Purchase of Common Stock	100,000	08/14/2018
Purchase of Common Stock	100,000	08/14/2018
Purchase of Common Stock	50,000	08/14/2018
Purchase of Common Stock	75,893	08/14/2018
Purchase of Common Stock	169,833	08/16/2018
Purchase of Common Stock	87,161	08/16/2018
Purchase of Common Stock	1,400	08/16/2018
Purchase of Common Stock	112,839	08/16/2018
Purchase of Common Stock	200,000	08/16/2018
Purchase of Common Stock	100,000	09/12/2018
Purchase of Common Stock	50,000	09/12/2018
Purchase of Common Stock	14,339	09/13/2018
Purchase of Common Stock	100,000	09/13/2018
Purchase of Common Stock	70,470	10/11/2018
Purchase of Common Stock	3,469	10/11/2018
Purchase of Common Stock	3,660	10/12/2018
Purchase of Common Stock	50,000	10/17/2018
Purchase of Common Stock	50,000	10/17/2018

I-4

Purchase of Common Stock	43,322	10/19/2018
Purchase of Common Stock	27,884	10/23/2018
Purchase of Common Stock	1,100	11/02/2018
Purchase of Common Stock	100,000	11/02/2018
Purchase of Common Stock	19,199	11/05/2018
Purchase of Common Stock	50,000	11/06/2018
Purchase of Common Stock	350,000	11/08/2018
Purchase of Common Stock	42,750	11/13/2018
Purchase of Common Stock	3,934	11/15/2018
Purchase of Common Stock	200,000	11/16/2018
Purchase of Common Stock	82,218	12/24/2018
Purchase of Common Stock	66,422	12/26/2018
Purchase of Common Stock	25,000	12/27/2018
Purchase of Common Stock	25,000	12/27/2018
Purchase of Common Stock	50,000	12/31/2018
Sale of Common Stock	(29,000)	03/20/2019
Purchase of Common Stock	50,000	03/21/2019
Sale of Common Stock	(200,000)	04/02/2019
Sale of Common Stock	(138,500)	04/02/2019
Sale of Common Stock	(1,100)	04/02/2019
Sale of Common Stock	(100,000)	04/03/2019
Purchase of Common Stock	200,000	04/17/2019
Purchase of Common Stock	500	04/17/2019
Purchase of Common Stock	8,925	04/18/2019
Purchase of Common Stock	100,000	04/22/2019
Purchase of Common Stock	100,000	04/22/2019
Purchase of Common Stock	50,000	04/23/2019
Purchase of Common Stock	50,000	04/25/2019
Purchase of Common Stock	50,000	04/25/2019
Purchase of Common Stock	59,175	04/26/2019

_________________________

1 These options expired worthless pursuant to their terms on September 21, 2018.

2 Represents a transfer of common stock from a certain SMA of Prescience Investment Group, LLC to Prescience Point Special Opportunity LP.

I-5

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Prescience your proxy FOR the election of the Nominees and in accordance with Prescience’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Prescience’s proxy materials,

please contact:

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

BLUE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 24, 2019

MIMEDX GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PRESCIENCE PARTNERS, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF MIMEDX GROUP, INC.

IS NOT SOLICITING THIS PROXY

P         R         O         X         Y

The undersigned appoints Eiad Asbahi attorney and agent with full power of substitution to vote all shares of Common Stock of MiMedx Group, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the upcoming Annual Meeting of Shareholders of the Company scheduled to be held at [_______________], on June 17, 2019 at [_:__ _.m.] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC and Eiad Asbahi a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, [“FOR/AGAINST”] PROPOSAL 2, AND [“FOR”] PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our BLUE proxy card are available at

https://healmimedx.com/

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

PRESCIENCE STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1, [MAKES NO RECOMMENDATION WITH RESPECT TO/RECOMMENDS A VOTE [FOR/AGAINST] PROPOSAL 2 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3].

1.

Prescience’s proposal to elect Richard J. Barry, M. Kathleen Behrens Wilsey and K. Todd Newton to the Board to serve as Class II directors until their respective successors are duly elected and qualified.

		FOR AL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Richard. J Barry M. Kathleen Behrens Wilsey, Ph. D. K. Todd Newton	☐	☐	☐ ________________ ________________

Prescience does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of voting stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Prescience has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of voting stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

2.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers.
☐	FOR	☐	AGAINST	☐	ABSTAIN

BLUE  PROXY CARD

3.	The Company’s proposal to ratify the appointment of [____] as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 20[__].
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.